UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2026

Man Kiu Chan
Chief Financial Officer
PS International Group Ltd.
Unit 1703, 17/F, First Group Centre
23 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong

Re: PS International Group Ltd.
Registration Statement on Form F-3
Filed August 4, 2026
File No. 333-297955

Dear Man Kiu Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hermione Krumm